Reagan Bosco International Company, Inc.

1800 2nd Street, Suite 603

Sarasota, FL 34236

September 27, 2023

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Kibum Park
Mr. Jeffrey Gabor

Re:	Reagan Bosco International Company, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 16, 2023
CIK No. 0001976159

Ladies and Gentlemen:

We are hereby transmitting the response of Reagan Bosco International Company, Inc., a Nevada corporation (the “Company,” “we,” or “our”), to the comment letter we received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 3, 2023, regarding the Amendment No.1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), as submitted confidentially to the Commission on June 16, 2023. An amendment to the Draft Registration Statement, (the “Registration Statement”) is being publicly submitted to the Commission concurrently with this letter.

For your convenience, we have repeated below the comments of the Staff in bold and have followed the Staff’s comments with the Company’s response.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 16, 2023

General

1.	We note your response and partially reissue comment 1. Please revise to state that Providence Reserve Trust and Timothy Spell are underwriters or tell us your basis for the conclusion that Providence Reserve Trust and Timothy Spell are not underwriters within the meaning of Section 2(a)(11) of the Securities Act of 1933.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and page 4 of the Registration Statement and stated that the selling stockholders, Providence Reserve Trust and Timothy Spell, are underwriters in connection with the sale of their shares of common stock. In addition, on page 22 under “Plan of Distribution” we stated that “the selling stockholders will serve as underwriters and may sell some or all their shares registered in this offering at a fixed price of $0.50 per share for the duration of the offering.”

Cover Page

2.	We note your response to comment 3 and reissue our comment. Please revise your disclosure to clarify whether you plan to take advantage of the “extended transition period” provided in Section 7(a)(2)(B). Specifically, we note that you did not check the box on the cover page which indicates that you have elected to use such extended transition period. However, we note your disclosure on pages 7 and 17 that you “have made the irrevocable decision to not opt into the extended transition period for complying with the revised accounting standards

Response: In response to the Staff’s comment, we confirm that we have elected to use the extended transition period to comply with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. As such, we have removed the statements on pages 7 and 17 concerning our determination not to make use of the extended transition period.

Dilution, page 12

3.	We note your dilution tables reflect an increase in net tangible book value per share attributable to new investors of $0.05. We also note that this is a selling stockholder offering, which will not increase the total number of shares outstanding, nor will it increase the company’s net tangible book value since the company will not receive the related proceeds. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, we revised our disclosure on page 12 of the Registration Statement to reflect that there will be no dilution to existing shareholders and there will be no change to the net tangible book value as the Company is not receiving any of the proceeds related to this offering.

Signatures, page II-3

4.	The registration statement must be signed by the company’s controller or principal accounting officer. Therefore, please indicate, if true, that Mr. Spell is also signing in the capacity of principal accounting officer

Response: In response to the Staff’s comment, we confirm that Mr. Spell is the principal accounting officer of the Company. We revised the Signature page to indicate that Mr. Spell is signing in the capacity of principal executive officer, principal financial officer and principal accounting officer.

We thank the Staff in advance for its review of our Registration Statement. Should you have no further comments following your review, we kindly request acceleration of effectiveness so that the Registration Statement may be declared effective on September 28, 2023. Should you have any questions or concerns, please kindly contact our counsel Stephen Weiss, Esq. by telephone at (917) 797-0015 of Michelman & Robinson, LLP.

Sincerely,

/s/ Timothy Spell
Timothy Spell
Chief Executive Officer
Reagan Bosco International Company, Inc.